AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

Between
THE TOCQUEVILLE TRUST
and
TOCQUEVILLE ASSET MANAGEMENT L.P.

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT, effective as of October 1, 2022, by and between The Tocqueville Trust (the “Trust”), on behalf of The Tocqueville Fund, a series of the Trust (the “Fund”), and Tocqueville Asset Management L.P. (the “Adviser”).

The Adviser hereby agrees to limit the fees payable to it pursuant to the Investment Advisory Agreement between the Adviser and the Trust, on behalf of the Fund, and/or reimburse the Fund expenses in order to maintain the annual operating expenses (excluding taxes, interest expense, acquired fund fees and expenses, or extraordinary expenses such as litigation) of the Fund as set out in Appendix A.

This Agreement shall remain in effect for at least one year from its effective date, and the Adviser agrees and intends that this commitment will renew automatically on each March 1 for an additional 12 month term unless the Adviser provides the Fund with notice of termination of this commitment prior to the expiration of its then current term.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

THE TOCQUEVILLE TRUST, on behalf of the Tocqueville Fund set out on Appendix A

By:	/s/ Robert W. Kleinschmidt
Name:	Robert W. Kleinschmidt
Title:	President

TOCQUEVILLE ASSET MANAGEMENT L.P.

By:	/s/ Scott Schlesinger
Name:	Scott Schlesinger
Title:	President & COO

Appendix A

Fund Name	Total Expense Ratio after Fee Waiver/Expense Reimbursement
The Tocqueville Fund	1.20% of the Fund’s daily net assets (excluding taxes, interest expense, acquired fund fees and expenses, or extraordinary expenses such as litigation)